Exhibit 99.1

Pyxis Tankers Selected as Finalist for the Company of the Year in Lloyd’s List Global Awards

MAROUSSI, GREECE – July 18, 2016 – Pyxis Tankers Inc. (NASDAQ: PXS), an emerging growth pure play product tanker company, announced today that it has been selected as a finalist for the Company of the Year category in the 2016 Lloyd’s List Global Awards. The Lloyd’s List Company of the Year Award recognizes companies that are best able to innovate and adapt to the rapidly changing nature of the shipping markets.   The other finalists in the Company of the Year category include CMA CGM, Hapag-Lloyd, Maersk Line, Seatruck Ferries and Waterfront Shipping Company.

“We are delighted to be named a finalist for the Lloyd’s List Company of the Year Award,” stated Valentios Valentis, our Chairman and CEO.  “We are very proud of what we have accomplished thus far and very grateful that the shipping community has recognized our efforts.”

The Company of the Year nomination highlighted Pyxis Tankers’ achievement in obtaining a public listing in a creative manner despite challenging market conditions, as well as its efficient operating structure, which has resulted in a very competitive cost structure.

About Pyxis Tankers Inc.
We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their "eco" features and modifications. We are well positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships and experienced management team, whose interests are aligned with those of our shareholders.

Visit our website at www.pyxistankers.com

Company:

Pyxis Tankers Inc.
59 K. Karamanli Street
Maroussi 15125 Greece
info@pyxistankers.com

Company Contacts:

Henry Williams
Chief Financial Officer
Tel: +30 (210) 638 0200 / +1 (516) 455-0106
Email: hwilliams@pyxistankers.com

Antonios C. Backos
Senior VP for Corporate Development & General Counsel
Tel: +30 (210) 638-0100
Email: abackos@pyxistankers.com

Source: Pyxis Tankers Inc.